     As filed with the Securities and Exchange Commission on July 6, 1998


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1997


                                       OR


              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        Commission file number 1-4034


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Total Renal Care, Inc.
          Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          Total Renal Care, Inc.
          21250 Hawthorne Boulevard, Suite 800
          Torrance, California  90503-5517


                             REQUIRED INFORMATION

          1. Financial statements filed as a part of this annual report: Report of Price Waterhouse LLP, independent auditors, Audited Statements of Net Assets Available for Benefits, With Fund Information as of December 31, 1997 and 1996, Audited Statements of Changes in Net Assets Available for Benefits, With Fund Information for the Years Ended December 31, 1997 and 1996, and Notes to Financial Statements for the Years Ended December 31, 1997 and 1996, and Notes to Financial Statements for the Years Ended December 31, 1997 and 1996.

          2. Exhibit filed as a part of this annual report: Exhibit 23- Consent of PricewaterhouseCoopers LLP, independent accountants.

                                  SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    TOTAL RENAL CARE, INC.
                                    RETIREMENT SAVINGS PLAN


Date:  July 6, 1998                 By:  /s/ Marie Ficarella
                                         ------------------------
                                         Marie Ficarella, Director
                                         of Human Resources and Designated
                                         Representative of the Plan
                                         Administrator

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
Financial Statements and
Additional Information
December 31, 1997 and 1996

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
INDEX
--------------------------------------------------------------------------------
                                                                            Page
Financial Statements:

  Report of Independent Accountants                                            1

  Statement of Net Assets Available for Benefits, with Fund Information      2-3

  Statement of Changes in Net Assets Available for Benefits,
  with Fund Information                                                      4-5

  Notes to Financial Statements                                             6-10

Additional Information:

  Schedule  I - Schedule of Assets Held for Investment Purposes               11

  Schedule II - Schedule of Reportable Transactions                           12

                       Report of Independent Accountants



June 12, 1998

To the Participants and Administrator
of the Total Renal Care, Inc. Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Total Renal Care, Inc. Retirement Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedule of assets held for investment purposes and the schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The schedule of assets held for investment purposes, the schedule of reportable transactions and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


PRICE WATERHOUSE LLP

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                         December 31, 1997

                                                         Fund Information
                                                         ----------------

                                                               American     Warburg
                                                              Century -      Pincus         Total
                                     Charter      Fidelity    Twentieth     Advisor       Renal Care
                                   Guaranteed     Advisor      Century   International  Holdings, Inc.  Participant
                                   Long-Term      Balanced      Ultra        Equity         Common         Notes
                                      Fund         Fund         Fund          Fund          Stock        Receivable       Total
Assets

Investments, at fair value
  CIGNA Charter Guaranteed
    Long-Term Account             $5,920,950                                                                           $5,920,950
  CIGNA Fidelity Advisor
    Balanced Fund                              $3,109,971                                                               3,109,971
  CIGNA American Century -
    Twentieth Century Ultra Fund                            $3,698,292                                                  3,698,292
  CIGNA Warburg Pincus Advisor
    International Equity Fund                                             $1,557,626                                    1,557,626
  Total Renal Care Holdings, Inc.
    Common Stock                                                                         $1,176,959                     1,176,959
Participant notes receivable                                                                             $752,284         752,284
                                                                                                                      -----------
Net assets available
  for benefits                    $5,920,950   $3,109,971   $3,698,292    $1,557,626     $1,176,959      $752,284     $16,216,082
                                                                                                                      ===========

  The accompanying notes are an integral part of these financial statements.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                         December 31, 1996

                                                         Fund Information
                                                         ----------------

                                                               American     Warburg
                                                              Century -      Pincus         Total
                                     Charter      Fidelity    Twentieth     Advisor       Renal Care
                                   Guaranteed     Advisor      Century   International  Holdings, Inc.  Participant
                                   Long-Term      Balanced      Ultra        Equity         Common         Notes
                                      Fund         Fund         Fund          Fund          Stock        Receivable       Total
Assets

Investments, at fair value
  CIGNA Charter Guaranteed
    Long-Term Account             $4,975,398                                                                           $4,975,398
  CIGNA Fidelity Advisor
    Balanced Fund                              $1,833,288                                                               1,833,288
  CIGNA American Century -
    Twentieth Century Ultra Fund                            $2,051,947                                                  2,051,947
  CIGNA Warburg Pincus Advisor
    International Equity Fund                                             $1,217,795                                    1,217,795
  Total Renal Care Holdings, Inc.
    Common Stock                                                                           $528,113                       528,113
Participant notes receivable                                                                             $527,999         527,999
Cash equivalents                       3,298        2,659        3,472         3,342          2,322                        15,093
                                                                                                                      -----------
Net assets available
  for benefits                    $4,978,696   $1,835,947   $2,055,419    $1,221,137       $530,435      $527,999     $11,149,633
                                                                                                                      ===========

  The accompanying notes are an integral part of these financial statements.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                   Year Ended December 31, 1997

                                                         Fund Information
                                                         ----------------

                                                               American     Warburg
                                                              Century -      Pincus         Total
                                     Charter      Fidelity    Twentieth     Advisor       Renal Care
                                   Guaranteed     Advisor      Century   International  Holdings, Inc.  Participant
                                   Long-Term      Balanced      Ultra        Equity         Common         Notes
                                      Fund         Fund         Fund          Fund          Stock        Receivable       Total
Additions to net assets
  attributed to:
    Investment income
        Interest                  $  321,696                                                             $ 56,982     $   378,678
        Net appreciation
          (depreciation) in
          fair value of
          investments                          $  478,059   $  526,222    $ (108,519)      $161,202                     1,056,964
                                                                                                                      -----------
                                     321,696      478,059      526,222      (108,519)       161,202        56,982       1,435,642
                                                                                                                      -----------
    Contributions
        Employer                   1,340,319      877,934    1,191,372       559,279        329,650                     4,298,554
        Employee                   1,340,319      877,934    1,191,372       559,279        329,650                     4,298,554
                                                                                                                      -----------
Total additions                    1,662,015    1,355,993    1,717,594       450,760        490,852        56,982       5,734,196

Deductions from net assets
  attributed to:
    Benefit payments                 333,366      107,760      129,067        61,113          7,320                       638,626
    Transaction charge                 6,847        1,105        1,459           736          2,076                        12,223
    Participant notes receivable
      terminated due to with-
      drawal of participant                                                                                17,766          17,766
                                                                                                                      -----------
Total deductions                     340,213      108,865      130,526        61,849          9,396        17,766         668,615
Change in forfeiture reserve, net        868                                                                                  868
                                                                                                                      -----------
Net increase prior to
  interfund transfers              1,322,670    1,247,128    1,587,068       388,911        481,456        39,216       5,066,449
Interfund transfers, net            (380,416)      26,896       55,805       (52,422)       165,068       185,069             --
                                                                                                                      -----------
Net increase                         942,254    1,274,024    1,642,873       336,489        646,524       224,285       5,066,449
Net assets available for benefits
  at beginning of year             4,978,696    1,835,947    2,055,419     1,221,137        530,435       527,999      11,149,633
                                                                                                                      -----------
Net assets available for benefits
  at end of year                  $5,920,950   $3,109,971   $3,698,292    $1,557,626     $1,176,959      $752,284     $16,216,082
                                                                                                                      ===========

  The accompanying notes are an integral part of these financial statements.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                                Year Ended December 31, 1996

                                                                      Fund Information
                                                                      ----------------

                                                               American     Warburg
                                                              Century -      Pincus         Total
                                     Charter      Fidelity    Twentieth     Advisor       Renal Care
                                   Guaranteed     Advisor      Century   International  Holdings, Inc.  Participant
                                   Long-Term      Balanced      Ultra        Equity         Common         Notes
                                      Fund          Fund        Fund          Fund          Stock        Receivable       Total
Additions to net assets
  attributed to:
    Investment income
        Interest                  $  217,379                                                             $ 41,860     $   259,239
        Net appreciation
          (depreciation) in
          fair value of
          investments                          $  134,608   $  202,639    $   87,975      $(13,314)                       411,908
                                                                                                                      -----------
                                     217,379      134,608      202,639        87,975       (13,314)        41,860         671,147
                                                                                                                      -----------
    Contributions
        Employer                   1,165,083      653,862      891,961       421,955       132,367                      3,265,228
                                                                                                                      -----------
        Employee                   1,165,083      653,862      891,961       421,955       132,367            --        3,265,228
    Transfer from affiliated plan    664,476                                                                              664,476
                                                                                                                      -----------
Total additions                    2,046,938      788,470    1,094,600       509,930       119,053         41,860       4,600,851

Deductions from net assets
  attributed to:
    Benefit payments                 259,750       92,742      101,214        81,386            10                        535,102
    Transaction charge                 6,793        1,144          954           653           401                          9,945
    Participant notes receivable
      terminated due to with-
      drawal of participant                                                                                29,644          29,644
                                                                                                                      -----------
Total deductions                     266,543       93,886      102,168        82,039           411         29,644         574,691
Change in forfeiture reserve, net        773                                                                                  773
                                                                                                                      -----------
Net increase prior to
  interfund transfers              1,781,168      694,584      992,432       427,891        118,642        12,216       4,026,933
Interfund transfers, net            (169,045)    (168,509)    (224,618)      (37,700)       411,793       188,079             --
                                                                                                                      -----------
Net increase                       1,612,123      526,075      767,814       390,191        530,435       200,295       4,026,933
Net assets available for benefits
  at beginning of year             3,366,573    1,309,872    1,287,605       830,946            --        327,704       7,122,700
                                                                                                                      -----------
Net assets available for benefits
  at end of year                  $4,978,696   $1,835,947   $2,055,419    $1,221,137     $  530,435      $527,999     $11,149,633
                                                                                                                      ===========

  The accompanying notes are an integral part of these financial statements.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1. Description of Plan

   The following description of the Total Renal Care, Inc. Retirement Savings Plan (the "Plan") sponsored by Total Renal Care Holdings, Inc. (the "Company") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General

   The Plan is a defined contribution plan established effective October 1, 1994 and most recently amended August 23, 1996, retroactively effective March 1, 1996. Employees become eligible to participate upon completing one year of service with 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Contributions

   Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. The Company may make a discretionary contribution in an amount to be determined by a resolution of the Company's Board of Directors.

   Participant Accounts

   Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   Vesting

   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

    Investment Options

    Upon enrollment in the Plan, a participant may currently direct contributions among any of the following investment options:

    . Charter Guaranteed Long-Term Fund (formerly "Guaranteed Long-Term Fund")- Funds are invested in the CIGNA Charter Guaranteed Long-Term Account, which provides a guaranteed rate of return reset semiannually.

    . Fidelity Advisor Balanced Fund (formerly "Fidelity Advisor Income & Growth Fund") - Funds are invested solely in units of the CIGNA Fidelity Advisor Balanced Fund, which in turn invests solely in shares of the Fidelity Advisor Balanced Fund.

    . American Century - Twentieth Century Ultra Fund (formerly "Twentieth Century Ultra Investors Fund") - Funds are invested solely in units of the CIGNA American Century - Twentieth Century Ultra Fund, which in turn invests solely in shares of the American Century - Twentieth Century Ultra Fund.

    . Warburg Pincus Advisor International Equity Fund - Funds are invested solely in units of the CIGNA Warburg Pincus Advisor International Equity Fund, which in turn invests solely in shares of the Warburg Pincus Advisor International Equity Fund.

    . Total Renal Care Holdings, Inc. Common Stock - Funds are invested solely in shares of Total Renal Care Holdings, Inc. common stock.

    Participants may change their investment options at any time.

    Payment of Benefits

    On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, a distribution in the form of an annuity, or a combination of both. Distributions are subject to the applicable provisions of the Plan agreement.

    Participant Notes Receivable

    Participants may borrow up to the lesser of $50,000 or 50 percent of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

    Cash Equivalents

    Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 1996 are invested in the CIGNA Charter Guaranteed Short-Term Account, which is recorded at fair value, and are included as cash equivalents within the fund in which units are subsequently purchased.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

2.  Summary of Accounting Policies

    Method of Accounting

    The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

    Investments

    Investments in pooled separate accounts (CIGNA Fidelity Advisor Balanced Fund, CIGNA American Century - Twentieth Century Ultra Fund and CIGNA Warburg Pincus Advisor International Equity Fund) are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company ("CG Life"). The investment in the CIGNA Charter Guaranteed Long-Term Account is non-fully benefit responsive and is recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Company stock is valued at its quoted market price.

    Contributions

    Employee contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings. Company contributions are recorded annually.

    Benefits

    Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

3.  Deposit With Insurance Company

    The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Long-Term Account. CG Life commingles the assets of this investment with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Long-Term Account, the Plan is credited with interest at the rate specified in the contract which was 6.05% for the years ended December 31, 1997 and 1996, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Account for six months. As discussed in Note 2, the Charter Guaranteed Long-Term Account is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

4.  Investments

    Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                         December 31,
                                                       1997        1996
    CIGNA Charter Guaranteed Long-Term Account      $5,920,950  $4,975,398
      interest rates, 6.05%; 6.05%
    CIGNA Fidelity Advisor Balanced Fund             3,109,971   1,833,288
      units, 113,752; 81,734
    CIGNA American Century - Twentieth Century
      Ultra Fund                                     3,698,292   2,051,947
      units, 95,415; 64,669
    CIGNA Warburg Pincus Advisor International
      Equity Fund                                    1,557,626   1,217,795
      units, 70,163; 51,998
    Total Renal Care Holdings, Inc. Common Stock     1,176,959         N/A
      shares, 42,799; N/A

5.  Participant Notes Receivable

    Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (10.00% and 10.00% to 11.00% for the years ended December 31, 1997 and 1996, respectively).

6.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.  Income Taxes

    The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

8.  Reconciliation of Plan Financial Statements to the Form 5500

    Certain balances included on lines 31 and 32 of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.  Transfer from Affiliated Plan and Plan Mergers

    Certain assets were transferred to the Plan from Valley Dialysis Associates, formerly part of Valley Internal Medicine and from the NME Retirement Savings Plan during 1996.

10. Forfeitures

    The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $15,271 and $13,922 at December 31, 1997 and 1996, respectively, is included in the CIGNA Charter Guaranteed Long-Term Account and is available to offset contributions or to pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement.

TOTAL RENAL CARE, INC.                                    ADDITIONAL INFORMATION
RETIREMENT SAVINGS PLAN                                               SCHEDULE I
LINE 27a FORM 5500 - SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------

(a)                (b)                               (c)                   (d)             (e)
      Identity of issue, borrower,       Description of investment        Cost          Current
       lessor, or similar party           including maturity date,                       value
                                        rate of interest, collateral,
                                            par or maturity value
*     Connecticut General Life           CIGNA Charter Guaranteed       $5,920,950     $5,920,950
      Insurance Company                  Long-Term Account 6.05%

*     Connecticut General Life           CIGNA Fidelity Advisor          2,512,872      3,109,971
      Insurance Company                  Balanced Fund $27.34/unit

*     Connecticut General Life           CIGNA American Century -        2,979,738      3,698,292
      Insurance Company                  Twentieth Century Ultra
                                         Fund  $38.76/unit

*     Connecticut General Life           CIGNA Warburg Pincus Advisor    1,549,305      1,557,626
      Insurance Company                  International Equity Fund
                                         $22.20/unit

*     National Financial                 Total Renal Care                       **      1,176,959
      Services Corporation               Holdings, Inc.
                                         Common Stock
                                         $27.50/share

*     Participant Notes Receivable       10.00%                            752,284        752,284

*  Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information is not currently available from the insurance company.

Total Renal Care, Inc.                                    Additional Information
Retirement Savings Plan                                              Schedule II
Line 27d Form 5500 - Schedule of Reportable Transactions
Year Ended December 31, 1997
--------------------------------------------------------------------------------

                              (b)                                                        (f)                        (h)        (i)
                       Description of asset                                            Expense                Current value     Net
        (a)           (include interest rate       (c)           (d)        (e)        incurred       (g)      of asset on     gain
  Identity of party    and maturity in case      Purchase      Selling     Lease         with       Cost of    transaction      or
      involved              of a loan             price         price      rental     transaction    asset        date        (loss)
Connecticut General    Purchases into CIGNA
Life Insurance         Charter Guaranteed       $1,819,808           N/A     N/A          N/A      $1,819,808   $1,819,808         -
Company                Long-Term Account

Connecticut General    Sales from CIGNA
Life Insurance         Charter Guaranteed              N/A    $1,196,820     N/A          N/A       1,196,820    1,196,820         -
Company                Long-Term Account

Connecticut General    Purchases into CIGNA
Life Insurance         Fidelity Advisor          1,100,243           N/A     N/A          N/A       1,100,243    1,100,243         -
Company                Balanced Fund

Connecticut General    Sales from CIGNA
Life Insurance         Fidelity Advisor                N/A       301,619     N/A          N/A         255,555      301,619   $46,064
Company                Balanced Fund

Connecticut General    Purchases into CIGNA
Life Insurance         American Century-         1,512,136           N/A     N/A          N/A       1,512,136    1,512,136         -
Company                Twentieth Century
                       Ultra Fund

Connecticut General    Sales from CIGNA
Life Insurance         American Century-               N/A       392,013     N/A          N/A         320,827      392,013    71,186
Company                Twentieth Century
                       Ultra Fund

Connecticut General    Purchases into CIGNA
Life Insurance         Warburg Pincus              643,020           N/A     N/A          N/A         643,020      643,020         -
Company                Advisor
                       International Equity
                       Fund

Connecticut General    Sales from CIGNA
Life Insurance         Warburg Pincus                  N/A       194,670     N/A          N/A         191,151      194,670     3,519
Company                Advisor
                       International Equity
                       Fund

National Financial    Purchases into
Services              Total Renal Care             738,672           N/A     N/A          N/A         738,672      738,672        -
Corporation           Holdings, Inc.
                      Common Stock

National Financial    Sales from CIGNA
Services              Total Renal Care                 N/A       251,028     N/A          N/A              **      251,028       **
Corporation           Holdings, Inc.
                      Common Stock

** Cost information is not currently available from the insurance company.

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